THE DAVEY TREE EXPERT COMPANY



NOTICE OF
2006 ANNUAL MEETING
AND
PROXY STATEMENT



R. Douglas Cowan
Chairman of the Board and
  Chief Executive Officer

Karl J. Warnke
President and
  Chief Operating Officer

April 17, 2006

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders to be held at The Davey Institute, Kent, Ohio, at 5:00 p.m. on Tuesday, May 16, 2006. We hope you will be able to attend.

The Notice of Annual Meeting of Shareholders and the Proxy Statement, which are included in this booklet, describe the matters to be acted upon at the meeting. Regardless of the number of shares you own, your vote on these matters is important. Whether or not you plan to attend the meeting, we urge you to mark your choices on the enclosed proxy card and sign and return it in the envelope provided. If you later decide to vote in person at the meeting, you will have an opportunity to revoke your proxy and vote by ballot.

We look forward to seeing you at the meeting.

Sincerely,

R. DOUGLAS COWAN
Chairman of the Board and
Chief Executive Officer

KARL J. WARNKE
President and
Chief Operating Officer

THE DAVEY TREE EXPERT COMPANY

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS

The Annual Meeting of Shareholders of The Davey Tree Expert Company will be held at The Davey Institute, Kent, Ohio, at 5:00 p.m. on Tuesday, May 16, 2006. The purpose of the meeting is:

1. To elect directors to the class whose term expires in 2009.

2. To hear reports and to transact any other business that may properly come before the meeting.

Shareholders of record at the close of business on April 1, 2006, are entitled to notice of and to vote at the meeting.

For the Board of Directors,

DAVID E. ADANTE
Secretary

April 17, 2006

THE DAVEY TREE EXPERT COMPANY

PROXY STATEMENT

The Board of Directors of The Davey Tree Expert Company requests your proxy for use at the Annual Meeting of Shareholders to be held on May 16, 2006, and at any adjournments of that meeting. This Proxy Statement is to inform you about the matters to be acted upon at the meeting.

If you attend the meeting, you can vote your shares by ballot. If you do not attend, your shares can still be voted at the meeting if you sign and return the enclosed proxy card. Shares represented by a properly signed card will be voted in accordance with the choices marked on the card. If no choices are marked, the shares will be voted to elect as directors the nominees listed on pages three and four. You may revoke your proxy before it is voted by submitting another proxy card with a later date or by giving notice to the Company in writing or orally at the meeting.

This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about April 17, 2006. The Company's executive offices are located at 1500 North Mantua Street, Kent, Ohio 44240. Its telephone number is (330) 673-9511.

ELECTION OF DIRECTORS

The Company's Board of Directors is now composed of eight directors and two vacancies, as described below, with three directors in the class whose terms expire in 2006, two directors and two vacancies in the class whose terms expire in 2007 and three directors in the class whose terms expire in 2008. Provided the shareholders vote to elect the directors nominated in this proxy, two vacancies in the class whose terms expire in 2007 will continue to exist on the Board of Directors after the 2006 Annual Meeting of Shareholders. Each of the directors serves for a term of three years and until a successor is elected.

Nominees for election as directors for the term expiring in 2009, as well as present directors, whose term will continue after the meeting, appear below. THE BOARD OF DIRECTORS RECOMMENDS YOU VOTE **FOR** THE NOMINEES LISTED.



After a number of years of distinguished service, due to the policy regarding director retirement, Mr. Willard R. Holland is not eligible to stand for re-election to the Board of Directors. The Company appreciates Mr. Holland's years of service and thanks him for his guidance during his tenure with the Board.

Nominees for Directors Whose Terms Expire in 2009



William L. Phipps, age 55, has been President and CEO of The White Rubber Corporation, a manufacturer of personal protective equipment and live-line tools for the electric utility industry, since 1985. He is a board member of Morgan Bank N.A., a financial institution headquartered in Hudson, Ohio, and on the board of the Miami (OH) University Business School.



Robert A. Stefanko, age 63, has been a director of the Company since 2003. He has been the Executive Vice President-Finance and Administration of A. Schulman, Inc., a supplier of fabricated plastics to manufacturers, since before 1997. He has been a member of A. Schulman, Inc.'s Board of Directors since 1980 and Chairman of the Board since 1991. Mr. Stefanko has announced his retirement in April 2006 from A. Shulman, Inc. and its' Board of Directors. Mr. Stefanko serves on the boards of Akron General Medical Center and Leadership Akron. He also served on the board of the Akron Community Foundation, United Way of Summit County, Akron General Development Foundation and is a director on the Advisory Boards of KeyBank-Akron and Factory Mutual Insurance.



Karl J. Warnke, age 54, has been a director of the Company since 2000. He has been President and Chief Operating Officer of the Company since 1999. Prior to that, Mr. Warnke was Executive Vice President of the Company since 1993 and was Vice President and General Manager, Utility Services, since 1988. Mr. Warnke is a member of the Greater Akron Chamber Board of Directors and a member of the Board of Trustees of the Ohio Chapter of The Nature Conservancy.

Present Directors Whose Terms Expire in 2007



R. Cary Blair, age 66, has been a director of the Company since 1989. He was Chairman and Chief Executive Officer of the Westfield Group, a regional property, casualty, and financial services company headquartered in Westfield Center, Ohio until his retirement in 2003. He is a director of Bristol West Holdings, a provider of nonstandard auto insurance. He is also a director of First Merit Corporation, a financial institution headquartered in Akron, Ohio.



Douglas K. Hall, age 54, has been a director of the Company since 1998. He has been President, Chief Executive Officer and Chairman of MDA Federal, Inc., a subsidiary of MDA Corp. (formerly Earth Satellite Corporation), a provider of remote sensing utilizing geographic information systems (GIS) since 1999. Prior to joining MDA Federal, he was Vice President and Chief Operations Officer of The Nature Conservancy, an international conservation organization, from 1996 to 1999. From 1993 to 1996, he served as Assistant Secretary for Oceans and Atmosphere and Deputy Administrator of the National Oceanic and Atmospheric Administration (NOAA) in the U.S. Department of Commerce. He is also a director of MacDonald, Dettwiler and Associates Corporation.

Present Directors Whose Terms Expire in 2008



Dr. Carol A. Cartwright, age 64, has been a director of the Company since 2002. She has been the President of Kent State University since 1991. Previously, she was Vice Chancellor for Academic Affairs at the University of California at Davis and Dean for Undergraduate Programs and Vice Provost at The Pennsylvania State University. Dr. Cartwright serves on the board of directors of KeyCorp, a financial institution, PolyOne Corporation, a provider of polymer products, and FirstEnergy Corp., an electric utility. She also serves on the board of directors of the National Collegiate Athletic Association, the Board of Trustees of the Woodrow Wilson International Center for Scholars, the Knight Commission on Intercollegiate Athletics, the National Public Radio Board, and the First Ladies Library in Washington, D.C.



R. Douglas Cowan, age 65, has been a director of the Company since 1982, Chairman of the Board since 1997, and Chief Executive Officer since 1988, and was President for more than five years until 1999 when his successor was elected. Mr. Cowan is a member of the Board of Trustees of Kent State University, appointed by Governor Bob Taft in 1999 and currently serves as Chairman of the Board of Trustees. He is also a director of The J.M. Smucker Company, a manufacturer and marketer of food products and of two privately-held companies in northeast Ohio.



J. Dawson Cunningham, age 59, has been a director of the Company since 2005. He was Executive Vice President and Chief Financial Officer of Roadway Corporation, an over-the-road truck transport operation, from 1998 and until his retirement in 2003. Prior to that, he held various positions as an officer of Roadway beginning in 1986. Mr. Cunningham is Co-Chairman of the Board of Trustees, New York State Teamsters Council Health & Hospital Fund and Conference Pension & Retirement Fund, serving as a trustee since 1992, and a trustee of the New England Teamster and Trucking Industry Pension Fund since 1996. He was also a member of the Board of Trustees of Akron General Health System from 1986 to 2003, serving as Chairman from 1998 to 2003. He is a past member of the Board of Directors of the American Red Cross and Junior Achievement.

Director Interlocks

Mr. Blair is a director of FirstMerit Corporation and Dr. Cartwright is a director of KeyCorp. Both financial institutions are creditors of the Company through a multiple financial institution credit agreement as described in the notes to the Company's 2005 financial statements.

Committees of the Board of Directors; Shareholder Nominations; Attendance

The present members of the Compensation Committee are Messrs. Blair (Chairman), Cunningham, Hall, Holland and Stefanko. The Compensation Committee, which must be composed entirely of outside directors, recommends to the Board of Directors the salaries and other compensation of executive officers of the Company and supervises the administration of the Company's benefits programs. The members of the Committee meet the independence requirements of the New York Stock Exchange. The Compensation Committee met three times in 2005.

The present members of the Audit Committee are Dr. Cartwright and Messrs. Cunningham, Hall (Chairman), and Stefanko. The Audit Committee assists the Board in fulfilling its oversight responsibilities relating to the integrity of the Company's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the performance of the Company's internal and independent auditors; the independent auditors' qualifications and independence; and the Company's compliance with ethics policies and legal and regulatory requirements. The members of the Committee meet the independence requirements of the New York Stock Exchange and the Sarbanes-Oxley Act of 2002. The Board has determined that Robert A. Stefanko and J. Dawson Cunningham qualify as audit committee financial experts pursuant to the Securities and Exchange Commission's ("SEC") rules. The Audit Committee met two times in 2005. In addition, the Chairman and selected members met with management and the independent auditors by teleconference four times during 2005.

The present members of the Corporate Governance Committee are Dr. Cartwright and Messrs. Blair, Cowan, Holland (Chairman) and Warnke. Dr. Cartwright and Messrs. Blair and Holland are outside directors who meet the New York Stock Exchange independence standards. The Corporate Governance Committee screens and recommends candidates for election as directors and recommends committee members and committee chairpersons for appointment by the Board of Directors. The Committee will consider nominees for the Board of Directors recommended by shareholders. A shareholder may nominate one or more candidates for election as director by, not less than 30 days prior to the meeting at which the directors are to be elected, notifying the secretary of the Company of his or her intention to make the nomination. The shareholder must provide the Company with all of the information about each of the candidates so nominated as would be required under the rules of the SEC to be included in a proxy statement. The Committee conducts annual performance evaluations of the committees of the Board. The Committee met two times in 2005.

The Board should represent a broad spectrum of individuals with experience who are able to contribute to the success of the Company. To that end, the Board should seek candidates having, among other things, senior operating experience with service corporations or other organizations and a broad understanding of and direct experience in corporate business and service delivery. Consideration of potential new members should include the issues of independence, diversity, and skills necessary to fit the perceived needs of the Board at a particular time.

The Board held five meetings in 2005. All incumbent directors attended at least 75% of the meetings of the Board of Directors and of the committees on which they served. The Company encourages its Directors to attend the Annual Meeting of Shareholders. In 2005, all directors except Messrs. Holland, Hall and Gifford attended the Annual Meeting of Shareholders.

The Charters of the Compensation, Audit and Corporate Governance Committees are attached to this Proxy Statement as appendices.

Compensation of Directors

The Company pays directors who are not executive officers of the Company a fee of $15,000 per year plus $1,000 for the first and $500 for each additional Board or Committee meeting attended on the same day, plus reasonably incurred travel and lodging expenses. Committee chairs receive an additional retainer of $2,500 per year, except for the Chairman of the Audit Committee, who receives an additional retainer of $5,000 per year. A nonemployee Chairman of the Board would receive an additional $5,000 retainer per year. Directors receive a fee of $500 for each teleconference meeting or written consent related to considering the authorization or taking of an action without a meeting, except for the Audit Committee who receive a fee of $1,000 per teleconference meeting. Directors may defer all or part of their fees in cash or stock equivalent units until their retirement as directors.

In addition, inside directors may not serve on the Compensation or Audit Committee. Outside directors generally serve on at least two committees.

Ownership of Common Shares

The following table shows, as of April 1, 2006, the number and percent of common shares of the Company beneficially owned by each nominee, director, the officers listed in the Summary Compensation Table, and all directors and officers as a group:

Name	Number of Shares [1][2]	Percent [2][3]
R. Douglas Cowan	287,582	3.45%
Karl J. Warnke	234,581	2.82%
R. Cary Blair	14,000	0.17%
Dr. Carol A. Cartwright	8,500	0.10%
J. Dawson Cunningham	4,000	0.05%
Douglas K. Hall	14,000	0.17%
Willard R. Holland	8,000	0.10%
William L. Phipps	0	0.00%
Robert A. Stefanko	4,300	0.05%
David E. Adante	186,582	2.25%
Howard D. Bowles	182,674	2.20%
C. Kenneth Celmer	143,939	1.74%
21 directors and officers as a group, including those listed above	1,876,508	22.63%

(1) Other than as described below, beneficial ownership of the common shares listed in the tables is comprised of sole voting and investment power, or voting and investment power shared with a spouse.

Includes shares allocated to individual accounts under the Company's 401KSOP and ESOP Plan (the "KSOP") with respect to which the following executive officers have only sole voting power as follows: R. Douglas Cowan, 50,719 shares; Karl J. Warnke, 21,140 shares; David E. Adante, 26,347 shares; C. Kenneth Celmer, 40,791 shares; Howard D. Bowles, 30,695 shares; and 356,134 shares by all officers as a group.

(2) These include the right to purchase on or before May 31, 2006, upon the exercise of outstanding stock options, 70,000 common shares by Mr. Cowan, 52,000 common shares by Mr. Warnke, 50,000 common shares by Mr. Adante, 36,000 common shares by Mr. Celmer, 36,000 common shares by Mr. Bowles, and 362,000 common shares by all directors and officers as a group.

(3) Percentage calculation based on total shares outstanding plus the options exercisable by the respective individual on or before May 31, 2006, in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934.

To the Company's knowledge, as of April 1, 2006, no person or entity was an owner, beneficial or otherwise, of more than five percent of the outstanding common shares of the Company. Reliance Trust Co., trustee of the KSOP, 3384 Peachtree Road NE, Suite 900, Atlanta, Georgia 30326, had, as of April 1, 2006, certain trustee-imposed rights and duties with respect to common shares held by it. The number of common shares held in the KSOP as of April 1, 2006, was 2,803,063 or 33.95% of the outstanding common shares of the Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers of the Company and persons who own more than ten percent of the Company's common shares to file reports of ownership and changes in ownership of the Company's common shares held by them with the SEC. Currently, the Company files these reports on behalf of the directors and executive officers. Based on its review of these reports, the Company believes that, during the year ended December 31, 2005, all reports were filed on a timely basis.

COMPENSATION OF EXECUTIVE OFFICERS

The following table shows the cash compensation of the five highest-paid executive officers of the Company whose aggregate cash compensation exceeded $100,000:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation Salary	Bonus	Long-Term Compensation Restricted Stock Awards[1] Regular	Performance-Based	All Other Compensation[2]
R. Douglas Cowan	2005	$ 405,692	$ 325,000[4]	$ 243,040	$ 235,283	$ 9,905
Chairman and	2004	403,308[3]	250,000	190,786	235,020	7,824
Chief Executive Officer	2003	367,308	126,550	164,052	112,082	6,728
Karl J. Warnke	2005	321,231	250,000[4]	22,180	21,465	7,899
President and	2004	318,346[3]	200,000	17,411	21,440	6,183
Chief Operating Officer	2003	291,692	99,900	14,972	10,236	5,367
David E. Adante	2005	233,769	142,650[4]	15,520	15,030	5,504
Executive Vice President,	2004	230,269[3]	125,000	8,258	15,000	4,494
Chief Financial Officer	2003	210,923	65,000	7,101	7,144	3,988
and Secretary						
C. Kenneth Celmer	2005	199,846	111,200[4]	27,760	26,865	4,589
Senior Vice President and	2004	199,000[3]	101,350	9,169	26,860	4,128
General Manager, Residential	2003	183,538	75,100	7,884	12,811	3,755
and Commercial Services						
Howard D. Bowles	2005	192,577	100,700[4]	47,160	45,653	4,640
Senior Vice President and	2004	187,269[3]	115,000	33,551	41,320	0
General Manager,	2003	175,692	99,700	28,850	19,704	0
Davey Tree Surgery Company						

_____

(1) Amounts reported represent the dollar-value on the date of grant. Regular restricted stock awards will vest on the earlier to occur of five years following the date of grant or retirement. Performance-based restricted stock grants were awarded based upon the Company's return on invested capital for the fiscal year and will vest on the earlier to occur of five years following the date of grant or retirement. As of December 31, 2005 (based on a per share value of $22.50 per share), Mr. Cowan held 65,806 restricted shares worth $1,480,568; Mr. Warnke held 6,005 restricted shares worth $135,113; Mr. Adante held 3,701 restricted shares worth $83,273; Mr. Celmer held 5,909 restricted shares worth $132,953; and Mr. Bowles held 11,982 restricted shares worth $269,595. Dividends are not calculated or paid on these restricted stock awards and they do not have any voting rights.

(2) All other compensation represents amounts allocated to participant accounts under the terms of the Company's 401KSOP and ESOP for each officer who has elected to participate, as well as amounts allocated to such participants under The Davey Tree Expert Company 401KSOP Match Restoration Plan.

(3) There were 27 pay periods reflected in 2004, while in 2005 and 2003 there were 26.

(4) Includes payments made in Company common shares at the year-end price of $22.50 per share as follows: R. Douglas Cowan, $29,993; Karl J. Warnke, $22,500; David E. Adante, $11,768; C. Kenneth Celmer, $8,618; Howard D. Bowles, $7,560.

Option Grants in Last Fiscal Year

No option grants were made in the fiscal year ended December 31, 2005 to any of the officers listed in the Summary Compensation Table.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($) [1]	Number of Securities Underlying Unexercised Options Held at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End ($) [1] [2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
R. Douglas Cowan	-0-	$ -0-	70,000	21,000	$ 943,600	$ 189,000
Karl J. Warnke	-0-	-0-	52,000	18,000	692,000	162,000
David E. Adante	-0-	-0-	50,000	15,000	674,000	135,000
C. Kenneth Celmer	-0-	-0-	36,000	12,000	480,800	108,000
Howard D. Bowles	-0-	-0-	36,000	12,000	480,800	108,000

(1) The value realized upon exercise of options is based on the difference between the option exercise price and the fair market value at the date of exercise.

(2) The value of unexercised options is based on the December 31, 2005 price of $22.50 per share.

Equity Compensation Plan Information [1]

Plan category	Number of securities to be issued upon exercise of outstanding options and rights (a)	Weighted-average exercise price of outstanding options and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [3] (c)
Equity compensation plans approved by security holders	1,159,900	$ 11.44	4,846,363
Equity compensation plans not approved by security holders [2]	None	None	None

(1) The equity compensation plans included in this table in column (a) consist of stock options which were granted under the 1994 Omnibus Stock Plan, which was approved by the security holders at the Company's annual meeting in 1994. The table also includes stock rights granted to employees under the 2002 Stock Subscription Plan, which was authorized under the 1994 Omnibus Stock Plan. All options and rights were granted at the fair market value of the stock, as determined by our independent stock valuation firm, as of the date of the grant.

(2) No equity securities have been issued or authorized for issuance under any plan that has not been approved by the security holders of the Company.

(3) Reflects common shares available for issuance under the 2004 Omnibus Stock Plan.

Pension Plan Information

The Company maintains qualified and nonqualified defined benefit pension plans for eligible employees. The tax-qualified plan is The Davey Tree Expert Company Employee Retirement Plan ("ERP"). The nonqualified plans, all of which were effective on and after January 1, 2003, are The Davey Tree Expert Company Supplemental Executive Retirement Plan ("SERP") and The Davey Tree Expert Company Retirement Benefit Restoration Plan ("Restoration Plan").

Under the Restoration Plan, an employee whose benefit under the ERP is limited by applicable sections of the Internal Revenue Code is eligible to qualify for a benefit. The Board of Directors determines who, among eligible employees, will participate in the Restoration Plan. The Restoration Plan allows for a restoration accrual such that the employee would receive a monthly benefit that, when added to the monthly benefit from the ERP, equals the monthly retirement benefit that would have been payable if certain Internal Revenue Code provisions were not in effect.

The following table sets forth the estimated annual benefits payable under both the ERP and Restoration Plan that would be payable on a straight life annuity basis, in various compensation classifications upon retirement at age 65, after selected periods of service:

Final Average Annual Compensation Age 65	Years of Service at Retirement (Age 65)					
	10 Years	15 Years	20 Years	25 Years	30 Years	35 Years
$ 150,000	$ 8,000	$ 11,000	$ 15,000	$ 19,000	$ 23,000	$ 26,000
200,000	11,000	16,000	21,000	26,000	32,000	37,000
250,000	14,000	20,000	27,000	34,000	41,000	47,000
300,000	17,000	25,000	33,000	41,000	50,000	58,000
350,000	20,000	29,000	39,000	49,000	59,000	68,000
400,000	23,000	34,000	45,000	56,000	68,000	79,000
450,000	26,000	38,000	51,000	64,000	77,000	89,000
500,000	29,000	43,000	57,000	71,000	86,000	100,000
550,000	32,000	47,000	63,000	79,000	95,000	110,000
600,000	35,000	52,000	69,000	86,000	104,000	121,000
650,000	38,000	56,000	75,000	94,000	113,000	131,000
700,000	41,000	61,000	81,000	101,000	122,000	142,000
750,000	44,000	65,000	87,000	109,000	131,000	152,000
800,000	47,000	70,000	93,000	116,000	140,000	163,000
850,000	50,000	74,000	99,000	124,000	149,000	173,000
900,000	53,000	79,000	105,000	131,000	158,000	184,000

An employee's Final Average Annual Compensation is the employee's average W-2 earnings for the years participating in the plans.

As of December 31, 2005, the credited years of service under The Davey Tree Expert Company plans for Messrs. Cowan, Warnke, Adante, Celmer and Bowles were 20.4, 17.0, 23.0, 22.1 and 30.0, respectively.

The SERP provides a retirement benefit equal to 30% multiplied by a Final Average Compensation calculation, which is then reduced by the sum of the employee's Restoration Plan benefit, ERP benefit, 401KSOP Plan benefit, Match Plan benefit and one-half of the employee's Social Security benefit. This amount is further reduced if a participant has less than 20 years of service at age 65. "Final Average Compensation" is based on the average of the highest three annual earnings out of the five years prior to retirement. The Board of Directors determines who will participate in the SERP.

The estimated annual benefits payable on a straight life annuity basis upon retirement at age 65 under the SERP are as follows:

Name	Annual Benefit
R. Douglas Cowan	$ 0
Karl J. Warnke	30,000
David E. Adante	0
C. Kenneth Celmer	0
Howard D. Bowles	0

The following graph shows the yearly change in cumulative total shareholder return on The Davey Tree Expert Company common shares as compared to the cumulative total return on the Standard & Poor's 500 Stock Index and to an index of selected peer group companies, the same group which is used by the Company's independent stock valuation firm. The peer group now consists of: ABM Industries Incorporated; Dycom Industries, Inc.; FirstService Corporation; Quanta Services, Inc.; Rollins, Inc.; and The ServiceMaster Company.



Comparison of Five-Year Cumulative Total Return
The Davey Tree Expert Company

	2000	2001	2002	2003	2004	2005
Davey	100	111	121	151	196	223
S&P 500 Index	100	88	69	88	98	103
Peer Group	100	90	72	92	110	112

REPORT OF THE COMPENSATION COMMITTEE

General

The Compensation Committee of the Board of Directors, composed entirely of nonemployee directors, is responsible for management succession matters, for administering the Company's executive incentive and benefits programs, and for establishing salaries for executive officers. The Committee's recommendations in these matters are presented to the Board of Directors for approval. In its deliberations, the Committee periodically retains outside consultants to assess the fairness of the Company's compensation programs and meets frequently with the Chief Executive Officer of the Company to obtain management's recommendations on compensation issues.

Compensation Policies

The Committee is careful to align executive officer compensation with the interests of shareholders. The Committee has established a policy whereby a substantial portion of the compensation of executive officers, including the Chief Executive Officer, is contingent on the profitability of the Company. Approximately 20% to 50% of an executive officer's compensation is determined based on operating profit, pretax income and return on invested capital. The fundamental theory of this policy is that the shareholders of the Company are entitled to a fair return on their investment before any incentive payments are made to executive officers. To the extent that the efforts of the executive officers result in a higher net income, the Committee believes that the officers should be rewarded. The Committee and the Board of Directors believe that this compensation policy creates a significant incentive for management of the Company, which in turn creates long-term benefits for the shareholders.

Due to limitations imposed by the Internal Revenue Code on retirement benefits available to executive officers under qualified retirement plans, like the 401KSOP and ESOP and the Employee Retirement Plan, executive officers of the Company would receive retirement benefits that are significantly less, as a percentage of final average pay, than the retirement benefits available to other Company employees and to executive officers at other comparable companies. As a result, beginning in 2003, the Committee undertook to study and improve the Company's retirement benefits for executive officers in order to provide additional retirement benefits to the Company's executive officers and to retain and attract qualified executive and management talent. The Committee determined to achieve its objectives by adopting non-qualified retirement plans that will supplement the Company's existing qualified retirement plans and by granting restricted stock awards. The combination of these programs will reduce the disparity between the Company's executive officers' retirement benefits and the retirement benefits available to other Company employees and to executive officers at comparable companies.

The provisions of the plans were developed by the Compensation Committee of the Board of Directors with the assistance of an independent consulting firm having substantial experience in designing employee benefit plans. The Board developed these plans while remaining fully cognizant of their duties to the shareholders and their obligations as contemplated by the intent of the Sarbanes-Oxley Act. **To assure investors that the plans were developed with these tenets in mind, Company management personnel were not involved in the development of the plans.**

Each of these programs is discussed under the appropriate heading below.

Base Salary

Base salary levels are largely determined on the basis of comparisons with similar companies of approximately the same size and complexity. The Committee periodically retains a nationally-known compensation consulting firm to conduct a compensation competitiveness study to determine the adequacy of the Company's compensation for executive officers compared to the compensation of officers in comparable companies. The study was updated in 2006 and compensation ranges are established by the Committee for each of the officers on the basis of job description and market comparisons. The Committee's general policy regarding base salary is that the Company's executive officers should be compensated near the "mid-point" of the market range established by the consultants, giving allowance for experience and provided that the Company's long-term goals are being achieved. None of the executive officers has an employment agreement with the Company.

The Committee reviews the performance of each of the officers of the Company with the Chief Executive Officer at each of its meetings and is particularly attentive to an assessment of the officer's performance against goals, demonstrated capabilities and development of subordinates. The salary adjustments for the Chief Executive Officer and Chief Operating Officer are determined solely by the Committee after an evaluation of the same criteria used for other executive officers. The officers of the Company are generally on a 12- to 15-month salary adjustment cycle.

Incentive Compensation

In 2002, the Board of Directors adopted a Management Incentive Plan based on achieving a consolidated operating profit target. This operating profit target is established each year by the Compensation Committee and ratified by the Board of Directors. The Bonus Fund is determined each year based on that year's performance to target. If the consolidated operating profit is less than 80% of target, there will be no Bonus Fund. The amount of the Bonus Fund will increase the closer the actual results are to the target. If results are above the operating profit target, the fund will increase correspondingly. The Bonus Fund will continue to be allocated by the Committee to the management group based on individual performance, segment performance, as well as overall Company performance.

Omnibus Stock Plan

In 2004, the shareholders approved the 2004 Omnibus Stock Plan (the "Plan"), which consolidates into a single plan provisions for the grant of stock options, other stock-based incentives, and the maintenance of an employee stock purchase program. The Plan replaced the 1994 Omnibus Stock Plan under which no future grants will be made. Provisions of the Plan give the Committee broad discretion to fashion the terms of awards in order to provide the Company's employees with stock-based incentives that are appropriate under the circumstances.

The Committee approved regular and performance-based restricted stock awards under the Plan for certain executive officers, including the Chief Executive Officer. These awards were made to provide retention incentives, reward superior corporate performance and provide additional retirement benefits. The regular restricted stock awards were granted primarily to provide retention incentives and additional retirement benefits and will vest on the earlier to occur of five years following the date of grant or retirement. The performance-based restricted stock awards were made based upon the return on invested capital for the fiscal year and will vest on the earlier to occur of five years following the date of grant or retirement. The Committee believes that return on invested capital is an appropriate measure of corporate performance because achievement of these targets would increase shareholder return and provide expansion opportunities for the Company.

The return on invested capital target will be established each year by the Compensation Committee and ratified by the Board of Directors. The performance-based restricted stock awards will be made with respect to each fiscal year based upon performance. The level of an award is made based on a return on invested capital calculation; however, if the return on invested capital is less than 8%, there will be no performance-based restricted stock awards. The Committee established the return on invested capital target in 2004 at a level above that which historically has been achieved by the Company. In addition, in order to achieve the targeted retirement benefit for the executive officers, the Company's stock would have to appreciate in value over the period until retirement at a rate of 10% per year. By establishing performance targets aggressively and assuming strong appreciation rates, the Committee believes that it has aligned each executive officer's restricted stock award with shareholder interests.

The Committee awarded Mr. Cowan's restricted stock based upon the Company's success in achieving its performance targets, Mr. Cowan's contribution to the Company's overall performance and in light of the Committee's desire to provide additional retirement benefits to Mr. Cowan. Since Mr. Cowan is closer to normal retirement age than any of the other executive officers, his restricted stock awards were greater than those of the other executive officers, who are further from normal retirement age.

Nonqualified Retirement Plans

In 2004, the Board approved and implemented the nonqualified retirement plans described below. The Board retains the authority and responsibility to determine eligibility of and participation by Company employees in the plans.

The plans, all of which are effective on and after January 1, 2003, are The Davey Tree Expert Company 401KSOP Match Restoration Plan (the "Match Plan"), The Davey Tree Expert Company Supplemental Executive Retirement Plan (the "SERP Plan"), and The Davey Tree Expert Company Retirement Benefit Restoration Plan (the "Restoration Plan"). Copies of each of the plans were filed as exhibits to the Company's Quarterly Report on Form 10-Q for the period ended July 3, 2004 and filed with the SEC on August 11, 2004.

Pursuant to the Match Plan, an employee who has elected to contribute as tax-deferred contributions the maximum amount which was eligible for matching under the 401KSOP Plan, but who is precluded by specified sections of the Internal Revenue Code from fully participating, is eligible to participate in the Match Plan. The Company will establish an account for each employee with respect to whom such a situation has occurred to reflect that employee's interest in the Match Plan. Payments under the Match Plan will be made from the Company's general assets.

The SERP provides a retirement benefit equal to 30% multiplied by a Final Average Compensation calculation, which is then reduced by the sum of the employee's Restoration Plan benefit, ERP benefit, 401KSOP Plan benefit, Match Plan benefit and one-half of the employee's Social Security benefit. This amount is further reduced if a participant has less than 20 years of service at age 65. "Final Average Compensation" is based on the average of the highest three annual earnings out of the five years prior to retirement. The Board of Directors determines who will participate in the SERP.

Under the Restoration Plan, an employee whose benefit under the Company's Employee Retirement Plan is limited by the Internal Revenue Code is eligible to qualify for a benefit. The plan allows for a restoration payment that, when added to the monthly retirement benefit, equals the monthly retirement benefit that would have been payable if certain Internal Revenue Code provisions were not in effect.

Although the Board of Directors does not have any current plans to do so, amendments to the plans can be made by the Board of Directors to change the cost thereof and the allocation of benefits between the persons and groups.

By the Compensation Committee of the Board of Directors: R. Cary Blair (Chairman), J. Dawson Cunningham, Douglas K. Hall, Willard R. Holland and Robert A. Stefanko.

Indebtedness of Management

The 2002 stock subscription offering resulted in subscriptions for 836,007 common shares, whereby some employees opted to finance their subscriptions with a down payment of at least 10% of their total purchase price and a seven-year promissory note for the balance due, with the interest due at 4.75%. Promissory note payments of both principal and interest are made either by payroll deduction or annual lump sum payment. The promissory notes are collaterized with the common shares subscribed and the common shares are only issued when the related promissory note is paid-in-full. Dividends are paid on all unissued subscribed shares. The loans made pursuant to the subscription offering preceded the effective date and are, therefore, not subject to the prohibition of loans to Company officers under the Sarbanes-Oxley Act of 2002. In connection with the stock subscription offering, certain officers were indebted to the Company for amounts in excess of $60,000, as follows, representing the balance due on their promissory notes at December 31, 2005.

Officer	Largest Total Subscription Shares	Largest Amount of Indebtedness (Excluding Interest) in 2005	Total Indebtedness (Excluding Interest) at December 31, 2005
R. Douglas Cowan	25,000	$ 201,584	$ 164,920
Karl J. Warnke	30,000	241,901	197,904
David E. Adante	25,000	201,584	164,920
Howard D. Bowles	21,000	162,000	129,600
C. Kenneth Celmer	25,000	201,584	164,920
Gordon L. Ober	20,833	160,712	128,569
Richard A. Ramsey	20,000	161,267	131,936

INDEPENDENT AUDITORS

The Company engaged Ernst & Young LLP as its independent auditors to act as the principal accountant to audit the Company's consolidated financial statements and internal control over financial reporting for 2005 and to attest to management's report on internal control over financial reporting.

The Board of Directors and its Audit Committee participated in and approved the engagement of Ernst & Young.

Fees and Other Matters

Under the Audit Committee's charter (Appendix B to this proxy statement), the Committee is required to give advance approval of any nonaudit services to be performed by the independent auditors, provided that such services are not otherwise prohibited by law or regulation. There is no *de minimis* exception to the Committee's preapproval procedures. The Committee may delegate the responsibility for this approval to one or more of its members, so long as the members report any such approvals to the full Committee at its next meeting. Such delegation procedures are presently in place. In addition, the Committee has also set specific limits on the amount of such services which the Company would obtain from Ernst & Young and requires management to report the specific engagement to the Committee at its next meeting.

The aggregate fees billed to the Company for professional services rendered by Ernst & Young for 2005 and 2004 were:

Type of Fees	2005	2004
Audit fees	$ 452,600	$ 463,000
Audit-related fees	50,700	27,200
Tax fees	89,300	239,000
All other fees	-0-	-0-

In the above table, "audit fees" are fees the Company paid Ernst & Young for professional services for the audit of the Company's consolidated financial statements included in its Form 10-K, review of financial statements included in its Forms 10-Q under Section 404 of the Sarbanes-Oxley Act. "Audit fees" include Sarbanes-Oxley Section 404 fees of $185,000 in 2005 and $215,000 in 2004. "Audit-related fees" are fees for audits of employee benefit plan financial statements and other assurance services; "tax fees" are for tax compliance, tax advice and tax planning; and "all other fees" are for fees billed by Ernst & Young to the Company for any services not included in the first three categories.

At the Annual Meeting

Representatives of Ernst & Young will have the opportunity to make a statement at the Annual Meeting and will be otherwise available to respond to appropriate questions from the shareholders.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors has reviewed and discussed with management the audited consolidated financial statements of the Company.

The Committee reviewed with the independent auditors their judgments as to the quality, not just the acceptability, of the Company's accounting principles, and such other matters as the Committee and the auditors are required to discuss under auditing standards generally accepted in the United States. The Committee also discussed with the auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board, and considered the compatibility of nonaudit services with the auditors' independence. In addition, the Committee discussed with management their assessment of the effectiveness of the Company's internal control over financial reporting, and discussed with Ernst & Young their audits of (i) management's assessment of the effectiveness of internal control over financial reporting and (ii) the effectiveness of internal control over financial reporting.

Based on the foregoing reviews and discussions, the Committee recommended to the Board of Directors that the audited consolidated financial statements of the Company be included in the Company's annual report on Form 10-K for the year ended December 31, 2005, for filing with the SEC.

By the Audit Committee of the Board of Directors: Dr. Carol A. Cartwright, J. Dawson Cunningham, Douglas K. Hall (Chairman) and Robert A. Stefanko.

Audit Committee Charter

The Audit Committee Charter is attached hereto as Appendix B.

GENERAL

Voting at the Meeting

Shareholders of record at the close of business on April 1, 2006 (the "record date") are entitled to notice of and to vote at the meeting. On that date, a total of 8,255,795 of the Company's common shares were outstanding and entitled to vote. Each of the Company's common shares is entitled to one vote.

Each shareholder has the right to vote cumulatively if any shareholder gives notice in writing to the President, any Vice President or the Secretary of the Company at least 48 hours before the time set for the meeting and an announcement of the notice is made at the beginning of the meeting by the Chairman or the Secretary, or by or on behalf of the shareholder giving notice. If cumulative voting is in effect, shareholders will be entitled to cast a number of votes equal to the number of shares voting multiplied by the number of directors to be elected. A shareholder may cast all of these votes for one nominee or distribute them among several nominees, as that shareholder sees fit. If cumulative voting is in effect, shares represented by each properly signed proxy card will also be voted on a cumulative basis, with the votes distributed among the nominees in accordance with the judgment of the persons named in the proxy card.

Under Ohio law, directors are elected by a plurality of the votes of shareholders of the Company present at a meeting at which a quorum is present, and proposals are adopted or approved by the vote of a specified percentage of the voting power of the Company. Abstentions and nonvotes are tabulated in determining the votes present at the meeting. Consequently, except as provided in the 401KSOP and ESOP Plan, an abstention or a nonvote may have the same effect as a vote against a director nominee or a proposal, as each abstention or nonvote would be one less vote for a director nominee or a proposal.

If any of the nominees listed on pages three and four becomes unable or declines to serve as a director, each properly signed proxy card will be voted for another person recommended by the Board of Directors. However, the Board of Directors has no reason to believe that this will occur.

Other than as presented in this Proxy Statement, the Board of Directors knows of no other matters that will be presented at the meeting. However, if other matters do properly come before the meeting, the person named in the proxy card will vote on these matters in accordance with his or her best judgment.

Shareholder Proposals and Communications

Any shareholder who wishes to submit a proposal to be considered for inclusion in next year's Proxy Statement should send the proposal to the Company on or before December 18, 2006. Additionally, a shareholder may submit a proposal for consideration at next year's Annual Meeting of Shareholders, but not for inclusion in next year's Proxy Statement, if that proposal is submitted on or before March 3, 2007.

The Company has established procedures to permit confidential communications by shareholders to the Board of Directors regarding the Company. Shareholders may communicate directly with the Board of Directors by mail at the following address: Mr. R. Douglas Cowan, Director, c/o Secretary, The Davey Tree Expert Company, Attn: Shareholder Communications, 1500 North Mantua Street, Kent, OH 44240.

Expenses of Requesting Proxies

The Company will bear the expense of preparing, printing, and mailing this Notice and Proxy Statement. In addition to requesting proxies by mail, officers and regular employees of the Company may request proxies by telephone or in person. The Company will ask custodians, nominees, and fiduciaries to send proxy material to beneficial owners in order to obtain voting instructions. The Company will, upon request, reimburse them for their reasonable expenses for mailing the proxy material.

Annual Report

The Company's Annual Report to Shareholders, including financial statements for the year ended December 31, 2005, is being mailed to shareholders of record with this Proxy Statement.

For the Board of Directors,

DAVID E. ADANTE
Secretary

April 17, 2006

APPENDIX A

Charter for the Compensation Committee of the Board of Directors

Function and Composition

The Compensation Committee (the "Committee") shall be appointed by the Board to discharge the Board's responsibilities relating to compensation policies and practices for the Company's officers and directors.

The Committee shall consist of no fewer than three members, all of whom meet the independence requirements established by the Board. Committee members shall be appointed annually by the Board on the recommendation of the Corporate Governance Committee.

Authority and Responsibilities

The Committee shall have overall responsibility for approving and evaluating plans, policies and other programs relating to the compensation of officers and directors.

The Committee shall have the authority to retain compensation consultants to assist the Committee in the evaluation of compensation plans for Company officers and directors. The Committee shall also have the authority to retain legal counsel, accounting and other professional advisors.

Annually, the Committee shall review compensation for directors and key executives, including that derived under incentive compensation plans and other equity-based compensation plans, and make recommendations to the Board. Also, the Committee shall review and approve annual base salary, annual incentive opportunity, long-term incentive opportunity, employment and severance agreements, change of control agreements and other supplemental benefits for the CEO or other key executives of the Company.

The Committee shall review at least annually the corporate goals and objectives relevant to CEO compensation. The Committee shall prepare an annual evaluation of the CEO in light of these goals and objectives, as they relate to CEO compensation. This evaluation shall be used to recommend the CEO's salary and incentive opportunity for the following year. Committee recommendations will consider peer rankings and past awards as well as current performance criteria.

Structure and Operations

The Board, with the recommendation of the Corporate Governance Committee, shall designate one member of the Committee as Chairman. The Committee shall meet at least two times per year at a time and place determined by the Committee Chairman. Additional meetings in person or telephonically may occur with the consent of the Committee members.

Reports

The Committee shall prepare an annual report on executive compensation that is required in the Company's proxy statement and other documents filed with state or federal regulatory agencies.

The Committee shall prepare a summary report of pertinent actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting following the Committee meeting by the Chairman or designee, who will ask the Board for approving actions as required by rules of governance.

The Committee shall conduct an annual self-evaluation to compare its performance with the duties and responsibilities outlined in its charter, placing on its own agenda any issues for improved performance and recommending to the Board any necessary or desirable change to its Charter.

Adopted by the Board of Directors
March 11, 2003

APPENDIX B

Charter for the Audit Committee of the Board of Directors

Function and Composition

The Audit Committee ("Committee") shall be appointed by the Board and function to assist the Board of Directors ("Board") in its oversight responsibility to the shareholders, potential shareholders and others relating to: the integrity of the Company's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the performance of the Company's internal and independent auditors; the independent auditors' qualifications and independence; and, the Company's compliance with ethics policies and legal and regulatory requirements. In doing so, it is the responsibility of the Committee to maintain free and open communication between the Committee, independent auditors, internal audit, and financial management of the Company.

The Committee will consist of a minimum of three independent directors, all financially literate, at least one experienced in finance or accounting, who are independent of the management of the Company and are free from any relationship that, as determined by the Board, would interfere with their exercise of independent judgment.

Meetings

The Committee shall meet on a regular basis as set by the Board or the Committee and, at least annually, meet separately with management, internal audit, and independent auditors, and as a Committee to discuss any matters that the Committee or each of these groups believe should be discussed privately.

Outside Auditors, Outside Counsel and Advisors

The Company's outside auditors are accountable to the Board and the Committee. The Committee and the Board have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the outside auditors. In fulfilling its responsibilities, the Committee has the authority to engage any outside counsel and advisors as considered necessary.

Specific Duties

- **Appointment of Outside Auditors--**Recommend to the Board annually the selection, retention or termination of the Company's independent auditors. In doing so, evaluate the qualifications and performance of the independent auditors, including but not limited to (a) the resumes of key personnel, (b) a description of the quality control procedures the firm has established and (c) a report from the firm describing any material issues raised by the most recent quality control review of the firm and describing the steps the firm has taken to deal with any related problems.

- **Review Independence of Outside Auditors--**In connection with recommending the firm to be retained as the Company's outside auditors, review the information provided by management and the outside auditors relating to the independence of the firm including, among other things, information related to the permitted nonaudit services provided and expected to be provided by the outside auditors. The Committee is responsible for (a) ensuring that the outside auditors submit at least annually a formal written statement delineating all relationships they have with the Company, consistent with Independence Standards Board Standard No. 1, (b) reviewing any disclosed relationship or service that may impact the objectivity and independence of the outside auditors, and (c) recommending that the Board take appropriate action in response to the outside auditors' report to satisfy itself of the outside auditors' independence.

- **Outside Auditors' Compensation**--Preapprove all audit and permitted nonaudit services, including fees and terms, to be performed by the independent auditors, or, if responsibility for preapproval has been delegated to less than the full Committee, review and ratify preapproved audit and permitted nonaudit services.

- **Review of Audit Plan**--Review with the independent auditors and the Company's financial management the scope and thoroughness of proposed audits and audit procedures, including the costs associated therewith, and at the conclusion thereof review the actual audit, including comments or recommendations of the independent auditors.

- **Review Audit Results**--At the completion of the annual audit, review with management, internal audit and the independent auditors the following:

  - The annual financial statements and financial information to be included in the Company's annual report to shareholders and on Form 10-K.

  - Results of the audit of the financial statements and the related report thereon and, if applicable, a report on changes during the year in accounting principles and their application.

  - Significant changes to the audit plan, if any.

  - Review with management and the independent auditors significant accounting and reporting principles, practices and procedures applied by the Company in preparing its financial statements. Discuss and receive written communications from the independent auditors regarding their judgment about the quality, not just the acceptability, of the accounting principles used in financial reporting. Receive from the independent auditors other communications as required to be communicated by Statement of Auditing Standards No. 61, as amended, relating to the conduct of the audit.

  - After preparation by management and review by the independent auditors and internal audit, the Committee shall review and approve the Statement of Management's Responsibilities to be included in the Company's annual report to shareholders.

  - If deemed appropriate after review, recommend to the Board that the financial statements be included in the Company's annual report on Form 10-K.

  - The Committee will prepare and recommend to the Board the inclusion in the Company's annual proxy statement a report of the Committee.

- **Interim Quarterly Financial Statements**--Review the interim financial statements and disclosures with management prior to the filing of the Company's Quarterly Report on Form 10-Q. Have a predetermined arrangement with management and the independent auditors to review the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The Chairman of the Committee may represent the entire Committee for the purposes of the review.

- **System of Internal Accounting Controls**--Review with management, internal and independent auditors, the adequacy and effectiveness of the accounting and financial controls and other internal controls of the Company and elicit any recommendations for the improvement of such internal control procedures. Obtain annually from the independent auditors their report as to internal accounting controls and the absence of any material weaknesses in controls.

- **Review Internal Audit Plans and Reports**--Review the annual internal audit plan of the Company and the performance and work of internal audit.

Other Matters

Review Company adherence to its written code of ethics. Receive an oral report(s), at least annually, from the Company's management concerning legal and regulatory matters that may have a material impact on the financial statements or the Company's compliance policies.

Annual Review of Charter

The Committee will review and reassess, with the assistance of management, the outside auditors and legal counsel, the adequacy of the Committee's charter at least annually. This process will include the recognition of evolving best practices.

Revised and approved by the Board of Directors
March 11, 2003

APPENDIX C

Charter for the Corporate Governance Committee of the Board of Directors

Function and Composition

The Corporate Governance Committee is appointed by the Board of Directors to consider and make recommendations to the Board of Directors concerning the Board's appropriate size and composition, its committee structure, its governance guidelines, and its meeting agendas.

Membership

The Committee shall consist of three or more directors, the majority of whom shall be independent of the management of the Company.

Authority and Responsibility

The Committee shall be responsible for working with the Chairman and CEO to develop, for Board approval:

- criteria for Board candidacy (requisite skills, attributes, experience);
- a roster of potential candidates for Board membership;
- specific nominees for open positions on the Board;
- director retirement policies;
- the kind, size and composition of Board committees, including recommended committee chairs;
- recommendations on the structure and focus of Board meetings, with special attention to issues of governance and leadership.

Structure and Operations

The Board, with the recommendation of the Committee, shall designate one member of the Committee as Chairman. The Committee shall meet at least two times per year at a time and place determined by the Committee Chairman. Additional meetings in person or telephonically may occur with consent of the Committee members.

Reports

The Committee shall prepare a summary report of pertinent actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting by the Chairman or designee for information or approving action when required.

The Committee shall conduct an annual evaluation of the Committee to compare its performance with the requirements of the Charter and will set forth agenda items for improvement of Committee performance for the coming year. The Committee shall also recommend to the Board any changes in this Charter deemed necessary or desirable.

Adopted by the Board of Directors
March 11, 2003

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